As filed with the SEC on August 30, 2002
                                                                    File No. 70-

                United States Securities and Exchange Commission
                             Washington, D.C. 20549
                    ----------------------------------------

                                    Form U-1
                             Application/Declaration
                                    Under the
                   Public Utility Holding Company Act of 1935
                    ----------------------------------------

            Concord Electric Company        Exeter & Hampton Electric Company
            One McGuire Street              114 Drinkwater Road
            Concord, NH 03301               Kensington, NH 03833


                               Unitil Corporation
                               6 Liberty Lane West
                             Hampton, NH 03842-1720

               (name and principal executive office of applicants
                       and top registered holding company)
                    ----------------------------------------


                                 Mark H. Collin
                             Treasurer and Secretary
                               Unitil Corporation
                               6 Liberty Lane West
                             Hampton, NH 03842-1720

           (name and address of agent for service for all applicants)

                 The Commission is also requested to send copies
             of any communication in connection with this matter to:



Sheri E. Bloomberg                        Meabh Purcell
LeBoeuf, Lamb, Greene & MacRae, L.L.P.    LeBoeuf, Lamb, Greene & MacRae, L.L.P.
125 West 55th Street                      260 Franklin Street, Suite 23
New York, NY 10019-5389                   Boston, MA  02110
(212) 424-8000                            (617) 439-9500
Facsimile: (212) 424-8500                 Facsimile: (617) 439-0341

                                TABLE OF CONTENTS


Item 1. Description of the Proposed Transaction................................1


   A. Introduction.............................................................1


   B. General Request..........................................................1


   C. Background...............................................................2


   D. Summary of the Proposed Transition.......................................3


   E. Intended Benefits from the Merger........................................8


Item 2. Fees, Commissions and Expenses.........................................9


Item 3. Applicable Statutory Provisions........................................9


   A. Applicable Provisions....................................................9


Item 4. Regulatory Approvals..................................................10


Item 5. Procedure.............................................................11

Item 1. Description of the Proposed Transaction

     A.   Introduction

          This Application-Declaration ("Application") seeks approvals relating to the proposed merger (the "Merger") of Concord Electric Company ("CECo") and Exeter & Hampton Electric Company ("E&H") (together, the "Applicants"), the two New Hampshire retail electric utility subsidiaries of Unitil Corporation ("Unitil"), a registered public utility holding company. Applicants propose that upon receipt of all the necessary regulatory approvals, E&H will merge with and into CECo to form a single retail electric utility subsidiary of Unitil, under the new name of Unitil Energy Systems, Inc. ("UES").

          The Merger is one of the elements of the Unitil system restructuring proposal before the New Hampshire Public Utilities Commission ("NHPUC"), which was adopted pursuant to and as required by the New Hampshire Electricity Restructuring Law, codified at RSA 374-F. Unitil's restructuring proposal contains four principal elements: (l) the merger of CECo and E&H into a single distribution company, UES, that will be subject to the jurisdiction of the NHPUC; (2) divestiture of the power supply portfolio of Unitil Power Corp., Unitil's power supply subsidiary, and the solicitation and acquisition by UES of replacement sources of energy necessary for it to meet its obligation to provide transition service and default service to its retail customers; (3) implementation by UES of new unbundled rates to be approved by the NHPUC that reflect the Merger and the implementation of the restructuring requirements of New Hampshire RSA374-F; and (4) introduction of customer choice for UES's New Hampshire customers.

     B.   General Request

          Applicants request authorization under Sections 9(a)(2) and 10 of the Act to effect the Merger. Applicants request authorization to amend and combine CECo's and E&H's debt indentures into a single UES indenture and revise the existing authorization for the Unitil system money pool, in each case to reflect the Merger. Finally, E&H also requests authorization to solicit proxies or consents from the holders of the outstanding shares of its preferred stock (the "Solicitation") with respect to the approval by such holders with respect to the Merger and related transactions and from their bondholders in connection with consent for the indenture amendments discussed above. The proposed form of solicitation material to be used in the

Solicitation is included in Exhibit B-2 hereto and the proposed form of amended indenture for UES is included in Exhibit B-3 hereto.

     C.   Background

          In 1984, Unitil was formed through a statutory share exchange under New Hampshire law as a result of which CECo and E&H became subsidiaries of Unitil. At that time, Unitil Power Corp. ("UPC") and Unitil Service Corp. ("USC") were also formed as subsidiaries of Unitil. Fitchburg Gas and Electric Light Company ("FG&E"), a Massachusetts combination gas and electric utility, became a subsidiary of Unitil in 1992 as a result of a merger of a subsidiary of Unitil into FG&E. As a result of this transaction, Unitil became a registered holding company under the Act.

          CECo is a public utility company within the meaning of the Act. CECo is engaged in the transmission and distribution of electric energy at regulated rates to approximately 28,000 customers in Concord and the capital region of New Hampshire. CECo is regulated as a public utility in New Hampshire. As of June 30, 2002, CECo reported net utility plant of $37,417,000 and operating revenues for the 12 months ended June 30, 2002 of $52,263,000.

          E&H is a public utility company within the meaning of the Act. E&H is engaged in the transmission and distribution of electric energy at regulated rates to approximately 41,000 customers in Exeter and the seacoast region of New Hampshire. E&H is regulated as a public utility by the New Hampshire Public Utilities Commission. As of June 30, 2002, E&H reported net utility plant of $43,221,000 and operating revenues for the 12 months ended June 30, 2002 of $58,053,000.

          While the utility operations of CECo and E&H are administered and coordinated through Unitil's centralized service company, USC, and each company has, since 1986, secured all of its requirements for electric energy from UPC, the companies have different retail tariffs, rates and rate bases. The Merger will result in a new unified rate structure and a single rate base, and the elimination of any inefficiencies and duplicative costs resulting from the operation of the companies as two separate entities.

     D.   Summary of the Proposed Transaction

          To accomplish the Merger, the companies will enter into a Merger Agreement approved by their respective boards of directors. Consummation of the transactions contemplated by the Merger Agreement will be subject to the receipt of all necessary regulatory approvals and to the approval of the shareholders of each company. Under the terms of the Merger Agreement, E&H will be merged with and into CECo with CECo as the surviving corporation. In connection with the Merger, CECo will change its name to Unitil Energy Systems, Inc. ("UES"). As a result of the Merger, all of E&H's assets and liabilities will, by operation of law, become the assets and liabilities of CECo.

          1.   Description of Outstanding Equity Securities of CECo and E&H.

          CECo currently has 250,000 authorized shares of common stock (the "CECo Common Stock"), of which 131,745 shares are issued and outstanding and owned both of record and beneficially by Unitil; 2,250 authorized shares of non-cumulative preferred stock (the "CECo Non-Cumulative Preferred Stock"), all of which are issued and outstanding and none of which is owned, of record or beneficially, by Unitil; and 15,000 authorized shares of cumulative preferred stock (the "CECo Cumulative Preferred Stock"), of which 2,150 shares are issued and outstanding in a single series designated the "8.70% Series," none of which is owned, of record or beneficially, by Unitil. The CECo Non-Cumulative Preferred Stock is entitled to vote on all matters brought before the shareholders of CECo together with the CECo Common Stock, with each outstanding share entitled to one vote. The CECo Non-Cumulative Preferred Stock is not entitled to vote as a separate class. The CECo Cumulative Preferred Stock is not entitled to vote on any matter, except as may otherwise be authorized or required by the Business Corporation Act. Under the Business Corporation Act, the CECo Cumulative Preferred Stock will not be entitled to vote on the Merger and related transactions.

          E&H currently has 197,417 authorized shares of common stock (the "E&H Common Stock"), of which 195,000 shares are issued and outstanding and owned both of record and beneficially by Unitil; and 25,000 authorized shares of cumulative preferred stock (the "E&H Cumulative Preferred Stock"), of which a total of 9,704 shares are issued and outstanding in four series as follows: 840 shares of the "5% Dividend Series", 1,680 shares of the "6% Dividend Series", 3,331 shares of the "8.75% Dividend Series" and 3,853 shares of the "8.25%

Dividend Series". None of the E&H Cumulative Preferred Stock is owned, of record or beneficially, by Unitil. The E&H Cumulative Preferred Stock is not entitled to vote as a separate class, unless such a class vote is otherwise authorized or required by the Business Corporation Act. Under the Business Corporation Act, each series of the E&H Cumulative Preferred Stock will be entitled to vote as a separate class on the proposed Merger with CECo, since, as described below, the terms of the Merger Agreement provide for the issuance to the holders of the E&H Cumulative Preferred Stock in exchange for their shares of E&H Cumulative Preferred Stock of an equal number of shares of CECo Cumulative Preferred Stock in four new series which will have the same terms and conditions as the existing series of the E&H Cumulative Preferred Stock for which they will be exchanged.

          The authorized and unissued shares of CECo Cumulative Preferred Stock may be issued in series by CECo from time to time upon authorization of its board of directors, with the terms of each new series to be approved by the vote of two-thirds of the outstanding shares of CECo Common Stock and CECo Non-Cumulative Preferred Stock.

          As part of the approval of the Merger Agreement, the board of directors of CECo and the holders of the CECo Common Stock and CECo Non-Cumulative Preferred Stock will approve an amendment to the CECo Articles of Incorporation creating the four new series of CECo Cumulative Preferred Stock to be issued in the Merger to the holders of the E&H Cumulative Preferred Stock. As previously noted, these four new series will have the same terms as the four series of E&H Cumulative Preferred Stock for which they will be exchanged.

          2.   Terms of the Merger Agreement.

          Pursuant to the Merger Agreement, upon the effectiveness of the Merger, all of the issued and outstanding shares of E&H Common Stock will be converted into a single share of CECo Common Stock, and each share of E&H Cumulative Preferred Stock will be converted into a share of a new series of CECo Cumulative Preferred Stock, each such new series of CECo Cumulative Preferred Stock to have the same terms and conditions as the existing series of the E&H Cumulative Preferred Stock for which they will be exchanged. The shares of CECo Common Stock, CECo Non-Cumulative Preferred Stock and CECo Cumulative Preferred Stock issued and outstanding immediately prior to the Merger will remain outstanding and will not be affected by the Merger.

          3.   Amendments to Debt Indentures

          E&H is party to an Indenture of Mortgage and Deed of Trust dated as of December 1, 1952 (the "E&H Indenture"), and CECo is party to an Indenture of Mortgage and Deed of Trust dated as of July 15, 1958 (the "CECo Indenture"). There are currently three series of bonds outstanding under each of the E&H Indenture and the CECo Indenture.

          While CECo and E&H could accomplish the Merger without combining the two indentures, which requires the consent of bondholders under the CECo Indenture and the E&H Indenture, doing so would result in the surviving company having to administer two separate indentures with somewhat differing provisions. Accordingly, in connection with the Merger, CECo and E&H are proposing to combine, amend and restate the E&H Indenture and the CECo Indenture into a single Indenture under which all of the currently outstanding bonds of E&H and CECo would remain outstanding. Bondholders under the new Indenture would be secured ratably in all of the real property assets of UES on the same terms on which they are currently secured in the real property assets of CECo and E&H.

          The consent of each bondholder under the E&H Indenture and the CECo Indenture will be necessary to accomplish the proposed combination, amendment and restatement of the two Indentures. Applicants request authorization to seek such consent to the extent required under Rule 62 of the Act.

          While the CECo Indenture and the E&H Indenture are largely identical instruments, there are differences between them. As part of the combination, amendment and restatement process, CECo and E&H propose to conform the provisions of the Indentures. Any special provisions applicable to the separate series of bonds under each Indenture which are contained in the Supplemental Indentures pursuant to which those series were issued will be preserved in the combination, amendment and restatement of the two Indentures. The proposed combination, amendment and restatement will not effect any material economic change in the provisions applicable to the bonds or any series thereof, such as their respective rates of interest, maturities, amounts outstanding or redemption features.

          4.   Boards of Directors and Shareholder Approvals.

          The Merger Agreement and the transactions contemplated thereby are subject to the approval of the boards of directors of each of CECo and E&H. In addition, the Merger Agreement and related amendments to CECo's Articles of Incorporation are subject to the approval of the holders of the CECo Common Stock and the CECo Non-Cumulative Preferred Stock, voting together as a single class, and to the approval of the E&H Common Stock and each series of the E&H Cumulative Preferred Stock, each voting as a separate class. Because Unitil effectively controls the boards of directors of each of E&H and CECo as the result of its ownership of all of the issued and outstanding shares of common stock of each company, the approval of the Merger Agreement and related amendments to CECo's Articles of Incorporation by those boards of directors is assured. The approval of the holders of the CECo Common Stock and the CECo Non-Cumulative Preferred Stock of the Merger Agreement and related amendments to CECo's Articles of Incorporation is also assured, since Unitil controls the vote of more than 99% of all such shares.

          The approval of the Merger Agreement by the holders of the E&H Common Stock is assured, since Unitil controls the vote of all of such shares. Unitil does not, however, control the vote of any outstanding series of the E&H Cumulative Preferred Stock. Unitil intends to solicit written consents in favor of the Merger Agreement and related transactions from the holders of each outstanding series of the E&H Cumulative Preferred Stock pursuant to the Solicitation. Because neither E&H nor any series of its capital stock is registered under the Securities Exchange Act of 1934, the Solicitation is subject only to the requirements of New Hampshire law and the terms of E&H's governance documents. Under Section 7.04 of the New Hampshire Business Corporation Act (RSA 293-A:7.04), the E&H Cumulative Preferred Stock can take action by unanimous written consent. Such action would also be consistent with the terms of E&H's governance documents. E&H has the right to call each outstanding series for redemption pursuant to the terms of each such series and Unitil currently intends to cause E&H to redeem the shares of any series which does not consent to the Merger Agreement and related transactions in accordance with the terms of Rule 42 of the Act. Thus, the requisite consent of the E&H Cumulative Preferred is assured.

          5.   Tax and Accounting Consequences of the Merger.

          The Merger has been structured to qualify for tax purposes as a tax-free "reorganization" under Section 368(a) of the Internal Revenue Code. As a result, no gain or loss will be recognized by CECo or E&H or the holders of the CECo Common Stock, the CECo Non-Cumulative Preferred Stock, the CECo Cumulative Preferred Stock, the E&H Common Stock or the E&H Cumulative Preferred Stock. CECo and E&H expect that the Merger will qualify as a common control merger for accounting and financial reporting purposes. The accounting for a common control merger is similar to a pooling of interests. Under this accounting treatment, the combination of the ownership interests of the two companies is recognized and the recorded assets, liabilities, and capital accounts are carried forward at existing historical balances to the consolidated financial statements of UES (as the surviving company) following the Merger.

          On a pro forma basis, giving effect to the Merger as of June 30, 2002, UES will have total assets of approximately $112,047,000, including net utility plant of $80,638,000, and operating revenues for the 12 months ended June 30, 2002 of approximately $110,316,000. UES's pro forma consolidation capitalization as of June 30, 2002 (assuming the exchange of all of the E&H Cumulative Preferred Stock for new shares of UES Cumulative Preferred Stock) will be as follows:

       ------------------------- ---------------------- ------------------------
       Security                  Amount Outstanding     Percentage
                                 (in 000s)
       ------------------------- ---------------------- ------------------------
       Common Stock Equity       28,411,000             35%
       ------------------------- ---------------------- ------------------------
       Preferred Stock           1,195,000              1.5%
       ------------------------- ---------------------- ------------------------
       Short-Term Debt           1,550,000              1.9%
       ------------------------- ---------------------- ------------------------
       Long-Term Debt            50,000,000             61.6%
       ------------------------- ---------------------- ------------------------
       Total:                    81,156,000             100%
       ------------------------- ---------------------- ------------------------

          6.   Money Pool Matters.

          CECo and E&H participate in the Until system money pool arrangement ("Money Pool") that is funded, as needed, through bank borrowings and surplus funds invested by the participants in the Money Pool. See Holding Co. Act Release Nos. 70-26737 (June 30, 1997); 70-27182 (June 9, 2000); 70-27307 (Dec.
15, 2000) and 70-27345 (Feb. 14, 2001). Participation in the Money Pool, including short-term debt borrowings, by CECo and E&H are authorized by the New Hampshire Public Utility Commission, and therefore exempt under Rule 52. However, borrowings by and loans to Unitil's other utility subsidiary, Fitchburg Gas and Electric Light Company ("Fitchburg"), are not exempt. Following the Merger, it is proposed that UES be authorized to make loans to Fitchburg on the same terms as CECo's and E&H's current authorization. All other terms, conditions and limitations under the Money Pool orders will continue to apply without change.

     E.   Intended Benefits from the Merger.

          By merging E&H into CECo, the Applicants will simplify the corporate structure of Unitil's holding company system. The Merger will also permit the achievement of cost efficiency and service quality improvements. Based upon Unitil's already centralized service company structure, the two New Hampshire distribution operating companies may only achieve nominal operational gains as a result of having a single New Hampshire operating entity. However, the combined knowledge and experience of the two companies will benefit the remaining stand-alone company. For example, the power contract management activities will become more streamlined by eliminating one of the two New Hampshire retail operating companies. In the Distribution Business Development (DBD) department, a benefit will be a decrease in administrative tasks and reporting requirements. The decrease in tasks will not be enough to decrease the employees assigned to this function, but will allow the current employees additional time to work on other tasks to improve the quality of support provided to the communities that Unitil serves. Similarly, Customer Service operations, which are currently consolidated, will be simplified by the consolidation of two tariffs and sets of rates into one, leading to increased operating efficiency and improved service to customers. The Operations Systems department views the Merger as a first step towards the consideration of a consolidated meter reading system. For the Finance and Treasury and Regulatory Services departments, there will be a decrease in the number of required reports, analyses, and filings, which will also lead to greater cost efficiencies and enhanced services at the New Hampshire utilities.

          The Applicants believe that the Merger will generate cost efficiencies which would not be available absent the Merger, with no adverse consequences for either customers or shareholders. The Merger will not have a negative impact on competition or on effective local regulation. In fact, the Merger is being undertaken in the context of, and to ensure compliance with, a state restructuring plan designed to enhance competition. Accordingly, the Applicants believe that the Merger is in accordance with the applicable standards of the Act and the rules and regulations thereunder.

Item 2.  Fees, Commissions and Expenses

          The total fees, commission and expenses paid or incurred in connection with the Merger and related transactions (including the Solicitation), which consist primarily of attorneys fees plus additional miscellaneous fees, are estimated to be not more than $1 million.

Item 3.  Applicable Statutory Provisions

     A.   Applicable Provisions

          Sections 6, 7, 9, 10 and 12 of the Act, and Rules 43, 44, 45, 54 and 62 thereunder are applicable to the Merger and related transactions, including the amendment and combination of the debt indentures. The proposed transaction involves the merger of two wholly-owned public utility subsidiaries of Unitil Corporation and certain other related transactions. The electric utility operations of the two companies will be unaffected by the Merger. The Merger will allow the companies to achieve a greater level of coordination in operations and will enable the companies to achieve greater cost efficiencies, among other benefits. In addition, the Merger will simplify the Unitil corporate structure. This merger of wholly-owned subsidiaries to simplify corporate structure is consistent with existing Commission precedent (See Alliant Energy Corporation, Holding Company Act Release No. 27456 (Oct. 24, 2001)), and is designed to meet one of the primary goals of the Act, namely to facilitate state regulation.

          Section 12(e) of the Act and Rule 62 are applicable to the Solicitation as well as obtaining the consent of bondholders under the two indentures. As indicated, the holders of each outstanding series of E&H Cumulative Preferred Stock will be asked to approve the Merger as a separate class through a consent solicitation and the bondholders of the CECo Indenture and E&H Indenture will be asked to consent to the amendment and combination of those indentures.

     B.   Rule 54 Analysis

          Neither Unitil nor any subsidiary thereof presently has, or as a consequence of the proposed transactions will have, an interest in any exempt wholesale generator ("EWG") or foreign utility company ("FUCO"), as those terms are defined in Sections 32 and 33 of the Act, respectively. None of the proceeds from the proposed transactions will be used to acquire any securities of, or any interest in, an EWG or FUCO. Moreover, neither Unitil nor any of the subsidiaries is, or as a consequence of the proposed transactions will become, a party to, and such entities do not and will not have any rights under, a service, sales or construction contract with any affiliated EWGs or FUCOs except in accordance with the rules and regulations promulgated by the Commission with respect thereto. Consequently, all applicable requirements of Rule 53(a)-(c) under the Act are satisfied as required by Rule 54 under the Act.

Item 4.  Regulatory Approvals

          The federal and state regulatory requirements described below must be complied with before the Applicants can complete the Merger and related transactions. The Applicants currently believe that the necessary approvals can be obtained by the fourth quarter of 2002. Except as set forth below, no additional approvals from federal or state regulatory commissions are required to complete the Merger and related transactions.

          State Approvals

          New Hampshire

          CECo and E&H are subject to the jurisdiction of the New Hampshire Commission as public utilities, and the approval of the New Hampshire Commission is required to implement the Merger and the related transfer of all existing franchises, rights, works and systems of CECo and E&H to UES, pursuant to RSA 374:33, 374:30 and 369:1. The NHPUC will also approve the issuance of the four new series of preferred stock by UES in connection with the Merger. On January 25, 2001, CECo and E&H filed an application seeking the approval of the New Hampshire Commission consistent with these requirements. The New Hampshire proceeding is being conducted in phases: Settlement on Phase I of the proceeding, addressing the divestiture of Unitil's power supply portfolio and acquisition of transition service and default service was presented to the NHPUC on May 31, 2002, and the Phase II settlement of the Merger and the realignment of Unitil's rate structure is anticipated to be filed by September 3, 2002 with an anticipated order date of October 28, 2002.

          Federal Approvals

          Federal Power Act

          The FERC must approve the Merger. Under Section 203 of the Federal Power Act, the FERC is directed to approve a merger if it finds such merger consistent with the public interest. In reviewing a merger, the FERC generally evaluates:

          o    whether the merger will adversely affect competition;

          o    whether the merger will adversely affect rates; and

          o    whether the merger will impair the effectiveness of regulation.

          The parties will file in the near future an application with the FERC requesting approval of the Transaction under Section 203 of the Federal Power Act. At that time, the parties will file a copy with the Commission. When the FERC issues an order on the application, the parties will also file a copy of the order.

          In addition, the Applicants will file a Notice of Succession for UES to succeed to the rate schedules and tariffs of CECo and E&H.

Item 5.  Procedure

          The Applicants expect to close the proposed Merger on or about December 1, 2002. The Applicants respectfully request that the Commission issue and publish, not later than September 20, 2002, the requisite notice under Rule 23 with respect to the filing of this Application-Declaration, such notice to specify a date not later than October 15, 2002 by which comments may be entered and a date not later than October 17, 2002 as the date after which an order of the Commission granting and permitting this Application to become effective may be entered by the Commission. Applicants request that the notice include an order authorizing commencement of the Solicitation and process of seeking of the bondholder consents.

          The Applicants waive a recommended decision by a hearing or other responsible officer of the Commission for approval of the Merger and consent to the Division of Investment Management's assistance in the preparation of the Commission's decision. There should not be a waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.  Exhibits and Financial Statements

     A.   EXHIBITS

          A-1  Articles of Incorporation of CECo. (Filed in paper format on Form
               SE)

          A-2  Bylaws of CECo, as amended.

          A-3  Articles of Incorporation of E&H. (Filed in paper format on Form
               SE)

          A-4  Bylaws of E&H, as amended.

          B-1. Proposed form of Agreement and Plan of Merger between CECo and E&H.

          B-2  Proposed form of Solicitation material.

          B-3  Proposed form of Indenture for UES. (to be filed by amendment)

          C-1  Copy of Petition to the New Hampshire Public Utilities
               Commission.

          C-2  Copy of Petition to the FERC. (to be filed by amendment)

          C-3  Order of NHPUC (to be filed by amendment)

          C-4  Copy of Order of the FERC. (to be filed by amendment)

          D    Map of CECo and E&H Service Areas. (Filed in paper format on Form
               SE)

          E    Opinion of Counsel (to be filed by amendment)

          F    Form of Federal Register Notice.

     B.   FINANCIAL STATEMENTS

          FS-1 Unaudited Statement of Income of CECo for the twelve months ended June 30, 2002.

          FS-2 Unaudited Balance Sheet of CECo as of June 30, 2002

          FS-3 Unaudited Statement of Income of E&H for the twelve months ended June 30, 2002.

          FS-4 Unaudited Balance Sheet of E&H as of June 30, 2002

          FS-5 Unaudited Pro Forma Combined Balance Sheet of UES as of June 30, 2002.

          FS-6 Unaudited Pro Forma Combined Statement of Income of UES for the twelve months ended June 30, 2002.

Item 7.  Information as to Environmental Effects

          The Merger and related transactions do not involve a "major federal action" nor does it "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The Merger and related transactions will not result in changes in the operation of the Applicants that will have an impact on the environment. The Applicant are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this Applicant-Declaration.

                                    SIGNATURE


          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Applicants have duly caused this Application-Declaration to be signed on their behalf by the undersigned thereunto duly authorized.


                                            CONCORD ELECTRIC COMPANY
                                            EXETER & HAMPTON ELECTRIC COMPANY


                                            By: /s/ Mark H. Collin
                                                ---------------------
                                                Name: Mark H. Collin